UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3 )

Alderon Iron Ore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01434T100

(CUSIP Number)

COPY TO:

Joshua E. Beiser

Senior Investment Counsel

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2015

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 01434T100

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,338,890*
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 24,338,890*
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,338,890*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 18.41%
14.	TYPE OF REPORTING PERSON OO

*Includes 5,241,436 Warrants and 300,000 Options as described herein.

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on March 9, 2012, as amended (the “Schedule 13D”), with respect to the shares of common stock, no par value, of Alderon Iron Ore Corp. (“the Issuer” or “Alderon”). The principal executive offices of the Issuer are located at 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

No Modification.

Item 2. Identity and Background.

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of Liberty Mutual Insurance Company, Liberty Mutual Holding Company Inc. and Liberty Metals & Mining Holdings, LLC.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

Alderon has implemented a cash preservation program to enhance its working capital position. To facilitate this initiative, LMMH has consented to deferral of certain interest payments arising in connection with loan obligations of Alderon payable to LMMH, as described below:

Alderon and its affiliate, The Kami Mine Limited Partnership, have previously entered into a loan agreement with LMMH for an amount of $22 million (the “LMMH Loan”). The LMMH Loan has interest payable semi-annually on June 30 and December 31 of each year at a rate of 8% per annum. The principal and interest amounts of the LMMH Loan are convertible into common shares of Alderon. LMMH has agreed to defer the next two interest payments due under the LMMH Loan. These payments total $1,795,200 with $880,000 payable on December 31, 2014 and $915,200 payable on June 30, 2015. The deferred interest payments will be added to the principal amount of the LMMH Loan and paid at maturity on December 31, 2018.

On June 30, 2015, as consideration for the deferral of interest payments, LMMH was issued 3,254,353 warrants for the purchase of common shares of Alderon (the “Warrants”). The number of warrants to be issued to LMMH for each interest payment is calculated per a formula. Each Warrant is exercisable until December 31, 2018 to acquire one Alderon common share at the warrant price of $0.2790 CAD.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) LMMH is the beneficial owner of 24,338,890 shares of Alderon Common Stock, consisting of (a) 18,797,454 issued shares, (b) 300,000 Common Stock options which expire on March 27, 2017 and (c) 5,241,436 warrants exercisable at any time prior to December 31, 2018, representing, in the aggregate, approximately 18.41% of the 132,134,061 issued and outstanding shares of Alderon Common Stock.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 24,338,890 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, during the 60 days preceding the date of this report, LMMH has not acquired or disposed of any securities of the Issuer.

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: July 6, 2015	By:	/s/ Damon Barber
Damon Barber Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes

President and Treasurer

Citizenship: U.S.A.

Dexter R. Legg

Vice President and Secretary

Citizenship: U.S.A.

Stephan Theron

Vice President

Citizenship: Canadian

Caury Bailey

Assistant Treasurer

Citizenship: U.S.A.

John Salmon

Assistant Treasurer

Citizenship: U.S.A.

Damon Barber

Senior Vice President

Citizenship: U.S.A.

James F. Kelleher

Senior Vice President

Citizenship: U.S.A.

Mark Tomek

Vice President

Citizenship: Canadian

Michael P. Russell

Assistant Treasurer

Citizenship: U.S.A.

Kristin L. Kelley

Assistant Secretary

Citizenship: U.S.A.

Dennis J. Langwell

Senior Vice President and

Chief Financial Officer

Citizenship: U.S.A.

Gary J. Ostrow

Vice President

Citizenship: U.S.A.

Joshua E. Beiser

Assistant Secretary

Citizenship: U.S.A.

Michael B. Garvey

Assistant Secretary

Citizenship: U.S.A.

Richard P. Quinlan

Assistant Secretary

Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Senior Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Luis Bonell Executive Vice President Citizenship: Spain	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.	Julie Marie Haase Personal Insurance Strategic Vice President Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Paul J. Condrin, III Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A. James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A. Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

Luis Bonell Executive Vice President Citizenship: Spain	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.

Gary J. Ostrow Vice President Citizenship: U.S.A.	Dexter R. Legg Senior Vice President and Secretary Citizenship: U.S.A.	Alison B. Erbig Senior Vice President Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren Chair and Chief Executive Officer NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Francis A. Doyle, III

President and Chief Operating Officer and President

Connell Limited Partnership

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A.

Myrtle Stephens Potter

Chief Executive Officer

Myrtle Potter & Company, LLC

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

Martin P. Slark Vice Chairman and

Chief Executive Officer

Molex Incorporated

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A. & United Kingdom

John P. Manning Chief Executive Officer

Boston Capital Corporation

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A. & Ireland

Ellen A. Rudnick

Executive Director and Clinical Professor, Polsky Center for Entrepreneurship, University of Chicago Booth School of Business

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A.

Eric A. Spiegel Chief Executive Officer

Siemans Corporation

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A.

Thomas J. May

Chairman, President and Chief Executive Officer

NSTAR

c/o Liberty Mutual Holding Company Inc.

Citizenship: U.S.A.

Angel A. Ruiz

President and

Chief Executive Officer

Ericsson Inc.

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

William C. Van Faasen

Private Investor

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.